Exhibit 23.2

Consent of KPMG LLP, Independent Auditors

The Stockholders

Insignia Financial Group, Inc.:

We consent to the use of our report dated October 15, 2003, with respect to the consolidated balance sheet of Insignia Financial Group, Inc. as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, included in this registration statement on Form S-1 of CB Richard Ellis Group, Inc., and to the reference to our firm under the heading “Experts” in the registration statement. Our report refers to the adoption of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, and to the adoption of the accounting principles set forth in Statements of Financial Accounting Standards Nos. 141 and 142 effective January 1, 2002.

/s/ KPMG LLP

New York, New York

February 13, 2004